UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13 G


                 Under the Securities Exchange Act of 1934
                              Amendment No. 1

                       Whitelight Technologies, Inc.
                             (Name of Issuer)

                               Common Stock
                              Par value $.001
                      (Title of Class of Securities)

                                965355 10 0
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  965355 10 0

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eric Chess Bronk

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With
     5.  Sole Voting Power         500,000    The Issuer has approved a 1:2
     6.  Shared Voting Power       10,000(1)  reverse stock split that will
     7.  Sole Dispositive Power    500,000    be effective in approximately 30
     8.  Shared Dispositive Power  10,000(1)  days.  The shares designated reflect post-split shares.

          (1) Reporting person shares beneficial ownership of shares owned by a trust for which he is trustee, which does not own more than 5% individually.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     510,000 shares  The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The shares designated reflect post-split shares.

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     13.4% The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The percentage designated reflects the post-split percentage.

12.  Type of Reporting Person (See Instructions)

     IN

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

Item 1.
     (a)  Name of Issuer:  Whitelight Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          170 Newport Center Drive, Suite 210, Newport Beach, CA   92660

Item 2.
     (a)  Name of Person Filing:  Eric Chess Bronk

     (b)  Address of Principal Business Office or, if none, Residence:
          170 Newport Center Drive, Suite 220, Newport Beach, CA   92660

     (c)  Citizenship:  United States

     (d)  Title of Class of Securities:  Common Stock, par value $.001

     (e)  CUSIP Number:  965355 10 0

Item 3.   Not Applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:                        510,000 shares(1)
     (b)  Percent of class:                                 13.4%(1)
     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote     500,000 shares
          (ii) Shared power to vote or to direct the vote   10,000 shares(2)
          (iii) Sole power to dispose or to direct the
                disposition of                              500,000 shares
          (iv) Shared power to dispose or to direct the
               disposition of                               10,000 shares(2)

          (1) The Issuer has approved a 1:2 reverse stock split that will be effective in approximately 30 days. The shares owned and percentage of class designated reflect post-split numbers.
          (2) Reporting person shares beneficial ownership of shares owned by a trust for which he is trustee, which does not own more than 5% individually.

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signed below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 2004                     /s/ Eric Chess Bronk
                                        Eric Chess Bronk



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